UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING OF FORM 10-K

Commission File Number 1-11165

(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: May 29, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Interstate Bakeries Corporation

Former name if applicable

12 East Armour Boulevard

Address of Principal Executive Office (Street and number)

Kansas City, Missouri 64111

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     See Attachment.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald B. Hutchinson	(816)	502-4330

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Interstate Bakeries Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2004	By:	/s/ Ronald B. Hutchinson
Executive Vice President and Chief Financial Officer

Attachment

Interstate Bakeries Corporation (the “Company”) has been unable to file its annual report on Form 10-K for the fiscal year ended May 29, 2004 with the Securities and Exchange Commission, which includes the Company’s annual financial statements for fiscal 2004, because the Company has not yet completed such financial statements and the report to be issued thereon by the Company’s independent auditors has not been finalized.

The Audit Committee of the Company’s Board of Directors has completed an investigation, conducted by the Audit Committee’s independent counsel, into the Company’s manner for setting its workers’ compensation and other reserves. This investigation was commenced following the Company’s announcement on June 3, 2004 that the Company increased its reserve for workers’ compensation during fiscal 2004 with a charge to pre-tax income of approximately $40,000,000. As a result of the Audit Committee’s investigation, the Company has concluded that this charge relates to the second quarter of fiscal 2004. This was based on a determination that the Company had received sufficient information from its outside insurance advisors in November 2003 to warrant attributing the $40,000,000 increase to the second quarter, which ended on November 15, 2003. The Audit Committee’s investigation did not indicate the need for any adjustments to the Company’s other reserves.

As a result of the investigation and the need to restate the Company’s second and third quarter of fiscal 2004 financial statements, the Company has been delayed in completing its financial statements to be included in its annual report on Form 10-K for the fiscal year ended May 29, 2004.

For these reasons, the Company was unable to prepare and file its annual report on Form 10-K for fiscal 2004 on a timely basis.